5-1-02

FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02033123

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number 0-15276

For the month of: **May, 2002**

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant's name into English)

2489 Bellevue Avenue,
West Vancouver, British Columbia, Canada V7V 1E1
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 - ___]

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This Form 6-K consists of:

1. Summary of material change (as stated below).

2. News Release dated April 30, 2002 (as attached).

CLEARLY CANADIAN ANNOUNCES NATIONAL CONSUMER PRINT CAMPAIGN

Clearly Canadian (TSE:CLV; OTCBB:CCBC) announced that it has begun a consumer print campaign in support of the Company's continued national roll out of Reebok fitness water beverage in the United States.

Beginning in April and running through October 2002, Clearly Canadian will target active and healthy fitness enthusiasts in leading national health and fitness consumer magazines, including Fitness, Shape, Sports Illustrated for Women, Sports Illustrated Adventure, Men's Fitness and Men's Journal. The creative depicts Reebok fitness water beverage as an "essential piece of equipment," with the first execution placing Reebok fitness water beverage on a weight rack. Subsequent executions will focus on running and tennis.

"The consumer ads are the beginning of the Company's marketing support for 2002 and are aimed at driving the national roll-out of Reebok fitness water beverage initiatives and support the introduction of new flavors and packaging planned for the brand this year. Promotional activity this summer will include a national in-store promotion and the sampling opportunities at Reebok sponsored events. It's going to be a year of constant activity and initiatives," said Jonathan Cronin, Vice President of Marketing for Clearly Canadian's US subsidiary, CC Beverage (U.S.) Corporation.

Reebok fitness water beverage contains essential vitamins C, B6, B12 and Folic Acid, and minerals and electrolytes including zinc, selenium, chromium, potassium, magnesium and calcium. Reebok fitness water beverage is available in three flavors: natural, berry and citrus. The natural flavor contains no sweeteners and has zero calories. The two low calorie flavored choices, berry and citrus, are lightly sweetened with fructose, sucralose and ace-K, and contain natural flavors.

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone™, which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian and CC Beverage may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company's expectations regarding the effects of consumer advertising on product sales and the potential benefits of such programs and activities on the Company's results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company's ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company's ability to maintain the current and future retail listings for its

. . ./3

beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company's products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 1st day of May, 2002.

CLEARLY CANADIAN BEVERAGE CORPORATION
(Registrant)

By: ______________________
Bruce E. Morley, Chief Legal Officer

P:\word\2002\releases\0430\form6k.doc

CLEARLY CANADIAN.

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES NATIONAL CONSUMER PRINT CAMPAIGN

VANCOUVER, B.C., APRIL 30, 2002 --- Clearly Canadian Beverage Corporation (TSE:CLV; OTCBB:CCBC) today announced that it has begun a consumer print campaign in support of the Company's continued national roll out of Reebok fitness water beverage in the United States.

Beginning in April and running through October 2002, Clearly Canadian will target active and healthy fitness enthusiasts in leading national health and fitness consumer magazines, including Fitness, Shape, Sports Illustrated for Women, Sports Illustrated Adventure, Men's Fitness and Men's Journal. The creative depicts Reebok fitness water beverage as an "essential piece of equipment," with the first execution placing Reebok fitness water beverage on a weight rack. Subsequent executions will focus on running and tennis.

"The consumer ads are the beginning of the Company's marketing support for 2002 and are aimed at driving the national roll-out of Reebok fitness water beverage initiatives and support the introduction of new flavors and packaging planned for the brand this year. Promotional activity this summer will include a national in-store promotion and the sampling opportunities at Reebok sponsored events. It's going to be a year of constant activity and initiatives," said Jonathan Cronin, Vice President of Marketing for Clearly Canadian's US subsidiary, CC Beverage (U.S.) Corporation.

Reebok fitness water beverage contains essential vitamins C, B6, B12 and Folic Acid, and minerals and electrolytes including zinc, selenium, chromium, potassium, magnesium and calcium. Reebok fitness water beverage is available in three flavors: natural, berry and citrus. The natural flavor contains no sweeteners and has zero calories. The two low calorie flavored choices, berry and citrus, are lightly sweetened with fructose, sucralose and ace-K, and contain natural flavors.

(more)

CLEARLY CANADIAN BEVERAGE CORPORATION
2489 Bellevue Ave., West Vancouver British Columbia, Canada V7V 1E1
Telephone (604) 922-8100 Facsimile (604) 922-8195
TOLL FREE IN U.S.A 1-800-663-5658 TOLL FREE IN CANADA 1-800-663-0227

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone ™, which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian and CC Beverage may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company's expectations regarding the effects of consumer advertising on product sales and the potential benefits of such programs and activities on the Company's results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company's ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company's ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company's products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

Stuart R. Ross, Chief Financial Officer

Clearly Canadian contact:
Kelly Lendvoy
Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)

Reebok Public Relations:
Jenny Lepiesza
781-401-4548